UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25

SEC File Number 000-17204
CUSIP Number 4566 3L403
NOTIFICATION OF LATE FILING
(Check one):
☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: December 31, 2005
Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Part III of Form 10-K

PART I — Registrant Information
PART II — Rules 12b-25(b) and (c)
PART III — Narrative
PART IV — Other Information

PART I — Registrant Information

Full Name of Registrant:	INFINITY ENERGY RESOURCES, INC.
Address of Principal Executive Office (Street and Number):
950 Seventeenth Street, Suite 800
City, State and Zip Code:
Denver, Colorado 80202

PART II — Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☑
(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual or semiannual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — Narrative

State in reasonable detail the reasons why the Form 10-K or portion thereof could not be filed within the prescribed time period.
     Due to communications difficulties between the Registrant and its financial printer with respect to the filing of Registrant’s Definitive Proxy Statement for its 2006 Annual Meeting, Registrant was unable to file the Definitive Proxy Statement within 120 days of its 2005 fiscal year end. Registrant filed the Proxy Statement as soon as possible after the deadline and such filing was accepted at 4:25 p.m. EDT on May 1, 2006. Registrant intends to file a Form 10-K/A with the requisite Part III information as soon as possible.

PART IV — Other Information

(1)	Name and telephone number of person to contact in regard to this notification.

	(Name)		(Area Code)	(Telephone No.)
	Timothy A. Ficker		(720)	932-7800

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer no, identify report(s).

	☑ Yes	☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

	☐ Yes	☑ No

Infinity Energy Resources, Inc.
(Name of Registrant as specified in charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 2, 2006	By:	/s/ Timothy A. Ficker
	Name:	Timothy A. Ficker
	Title:	Vice President, Chief Financial Officer